Exhibit 3.8

CERTIFICATE OF DESIGNATION OF PREFERENCES,

RIGHTS AND LIMITATIONS

OF

SERIES C-1 CONVERTIBLE PREFERRED STOCK

The undersigned, Chief Executive Officer of Exactus, Inc., a Nevada corporation (the “Corporation”), DOES HEREBY CERTIFY that the following resolutions were duly adopted by the Board of Directors of the Corporation by unanimous written consent on June 29, 2021;

WHEREAS, the Board of Directors is authorized within the limitations and restrictions stated in the Certificate of Incorporation of the Corporation, as amended, to provide by resolution or resolutions for the issuance of Fifty Million (50,000,000) shares of Preferred Stock, par value $0.0001 per share, of the Corporation, in such series and with such designations, preferences and relative, optional or other special rights and qualifications, limitations or restrictions as the Corporation’s Board of Directors shall fix by resolution or resolutions providing for the issuance thereof duly adopted by the Board of Directors; and

WHEREAS, it is the desire of the Board of Directors, pursuant to its authority as aforesaid, to authorize and fix the terms of a series of Preferred Stock and the number of shares constituting such series; and

WHEREAS, all currency amounts set forth herein shall be stated in United States Dollars (USD).

NOW, THEREFORE, BE IT RESOLVED:

1. Designation and Authorized Shares. The Corporation shall be authorized to issue ten thousand (10,000) shares of Series C-1 Convertible Preferred Stock, par value $0.0001 per share (the “Series C-1 Preferred Stock”).

2. Stated Value. Each share of Series C-1 Preferred Stock shall have a stated value of $281.25 per share (the “Stated Value”).

1

3. Liquidation.

3.1 Upon the liquidation, dissolution or winding up of the business of the Corporation, whether voluntary or involuntary (a “Liquidation”), each holder of Series C-1 Preferred Stock shall be entitled to receive, for each share thereof, out of assets of the Corporation legally available therefor, a preferential amount in cash equal to (and not more than) the Stated Value. All preferential amounts to be paid to the holders of Series C-1 Preferred Stock in connection with such liquidation, dissolution or winding up shall be paid before the payment or setting apart for payment of any amount for, or the distribution of any assets of the Corporation to the holders of any other class or series of capital stock of the Corporation other than Series A Preferred Stock and Series B Preferred Stock of the Corporation, which shall be senior securities to the Series C-1 Preferred Stock, and Series C Convertible Preferred Stock and Series D Convertible Preferred Stock which shall rank parri passu with the Series C-1 Preferred Stock. If upon any such distribution the assets of the Corporation shall be insufficient to pay the holders of the outstanding shares of Series C-1 Preferred Stock, the Series C Convertible Preferred Stock and the Series D Convertible Preferred Stock the full amounts to which they shall be entitled, such holders shall share ratably in any distribution of assets in accordance with the sums which would be payable on such distribution if all sums payable thereon were paid in full. A Fundamental Transaction or Change of Control Transaction shall not be deemed a Liquidation. A “Change of Control Transaction” means a sale of all or substantially all of the Corporation’s assets or an acquisition of the Corporation by another entity by means of any transaction or series of related transactions (including, without limitation, a reorganization, consolidated or merger) that results in the transfer of fifty percent (50%) or more of the outstanding voting power of the Corporation. A “Fundamental Transaction” means that (i) the Corporation or any of its subsidiaries shall, directly or indirectly, in one or more related transactions, (1) consolidate or merge with or into (whether or not the Corporation or any of its subsidiaries is the surviving corporation) any other person or entity, or (2) sell, lease, license, assign, transfer, convey or otherwise dispose of all or substantially all of its respective properties or assets to any other person or entity, or (3) allow any other person or entity to make a purchase, tender or exchange offer that is accepted by the holders of more than 50% of the outstanding shares of voting stock of the Corporation (not including any shares of voting stock of the Corporation held by the persons or entities making or party to, or associated or affiliated with the persons or entities making or party to, such purchase, tender or exchange offer), or (4) consummate a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with any other person or entity whereby such other person or entity acquires more than 50% of the outstanding shares of voting stock of the Corporation (not including any shares of voting stock of the Corporation held by the other person or entity making or party to, or associated or affiliated with the other persons or entities making or party to, such stock or share purchase agreement or other business combination), or (5) reorganize, recapitalize or reclassify the common stock of the Corporation, or (ii) any “person” or “group” (as these terms are used for purposes of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934 (the “1934 Act”) and the rules and regulations promulgated thereunder) is or shall become the “beneficial owner” (as defined in Rule 13d-3 under the 1934 Act), directly or indirectly, of 50% of the aggregate ordinary voting power represented by issued and outstanding voting stock of the Corporation.

3.2 Any distribution in connection with the liquidation, dissolution or winding up of the Corporation, or any bankruptcy or insolvency proceeding, shall be made in cash to the extent possible. Whenever any such distribution shall be paid in property other than cash, the value of such distribution shall be the fair market value of such property as determined in good faith by the Board of Directors of the Corporation.

4. Voting. Except as otherwise expressly required by law, each holder of Series C-1 Preferred Stock shall be entitled to vote on all matters submitted to shareholders of the Corporation and shall be entitled to the number of votes for each share of Series C-1 Preferred Stock owned at the record date for the determination of shareholders entitled to vote on such matter or, if no such record date is established, at the date such vote is taken or any written consent of shareholders is solicited, equal to the number of shares of Common Stock (as defined below) that such shares of Series C-1 Preferred Stock are convertible into at such time. Except as otherwise required by law, the holders of shares of Series C-1 Preferred Stock shall vote together with the holders of Common Stock on all matters and shall not vote as a separate class.

2

5. Conversion.

5.1 Conversion Right. Each holder of Series C-1 Preferred Stock may, from time to time, convert any or all of such holder’s shares of Series C-1 Preferred Stock into fully paid and non-assessable shares of Common Stock in an amount equal to 2,981.7418 shares of the Corporation’s common stock, par value $0.0001 per share (the “Common Stock”) for each one (1) share of Series C-1 Preferred Stock surrendered (the “Conversion Rate”). The Corporation shall not issue any fraction of a share of Common Stock upon any conversion. If the issuance would result in the issuance of a fraction of a share of Common Stock, the Corporation shall round such fraction of a share of Common Stock up to the nearest whole share.

5.2 Conversion Procedure. In order to exercise the conversion privilege under this Section 5, the holder of any shares of Series C-1 Preferred Stock to be converted shall give written notice to the Corporation at its principal office that such holder elects to convert such shares of Series C-1 Preferred Stock or a specified portion thereof into shares of Common Stock as set forth in such notice (the “Conversion Notice”, and such date of delivery of the Conversion Notice to the Corporation, the “Conversion Notice Delivery Date”). Within two (2) business days following the Conversion Notice Delivery Date, the Corporation shall issue and deliver a certificate or certificates representing the number of shares of Common Stock determined pursuant to this Section 5 (the “Share Delivery Date”). In case of conversion under this Section 5 of only a part of the shares of Series C-1 Preferred Stock represented by a certificate surrendered to the Corporation, the Corporation upon the request of a holder shall issue and deliver to the holder or its designee a new certificate for the number of shares of Series C-1 Preferred Stock which have not been converted, upon receipt of the original certificate or certificates representing shares of Series C-1 Preferred Stock so converted. Until such time as the certificate or certificates representing shares of Series C-1 Preferred Stock which have been converted are surrendered to the Corporation and a certificate or certificates representing the Common Stock into which such shares of Series C-1 Preferred Stock have been converted have been issued and delivered, the certificate or certificates representing the shares of Series C-1 Preferred Stock which have been converted shall represent the shares of Common Stock into which such shares of Series C-1 Preferred Stock have been converted. The Corporation shall pay all documentary, stamp or similar issue or transfer tax due on the issue of shares of Common Stock issuable upon conversion of the Series C-1 Preferred Stock.

(i) Buy-In. If, by the Share Delivery Date, the Corporation fails for any reason to deliver the shares of Common Stock issuable upon conversion of the Series C-1 Preferred Stock, as set forth in the Conversion Notice, and after such Share Delivery Date, the converting holder purchases, in an arm’s length open market transaction or otherwise, shares of Common Stock (the “Covering Shares”) in order to make delivery in satisfaction of a sale of Common Stock by the converting holder (the “Sold Shares”), which delivery such converting holder anticipated to make using the shares to be issued upon such conversion (a “Buy-In”), the converting holder shall have the right to require the Corporation to pay to the converting holder the Buy-In Adjustment Amount. The Corporation shall pay the Buy-In Adjustment Amount to the converting holder in immediately available funds immediately upon demand by the converting holder. For purposes of this Certificate of Designation, the term “Buy-In Adjustment Amount” means the amount equal to the excess, if any, of (i) the converting holder’s total purchase price (including brokerage commissions, if any) for the Covering Shares associated with a Buy-In, over (ii) the net proceeds (after brokerage commissions, if any) received by the converting holder from the sale of the Sold Shares. By way of illustration and not in limitation of the foregoing, if the converting holder purchases shares of Common Stock having a total purchase price (including brokerage commissions) of $11,000 to cover a Buy-In, with respect to shares of Common Stock it sold for net proceeds of $10,000, the Buy-In Adjustment Amount which the Corporation will be required to pay to the converting holder will be $1,000.

3

5.3 Other Provisions.

(i) Reservation of Common Stock. The Corporation shall at all times reserve from its authorized Common Stock a sufficient number of shares to provide for conversion of all Series C-1 Preferred Stock from time to time outstanding.

(ii) Record Holders. The Corporation and its transfer agent, if any, for the Series C-1 Preferred Stock may deem and treat the record holder of any shares of Series C-1 Preferred Stock as reflected on the books and records of the Corporation as the sole true and lawful owner thereof for all purposes, and neither the Corporation nor any such transfer agent shall be affected by any notice to the contrary.

(iii) Restriction and Limitations. Except as expressly provided herein or as required by law so long as any shares of Series C-1 Preferred Stock remain outstanding, the Corporation shall not, without the vote or written consent of the holders of at least a majority of the then outstanding shares of the Series C-1 Preferred Stock, take any action to modify the terms of the shares of Series C-1 Preferred Stock or take any other action, including the creation of a new class or series of stock in the Corporation or the modification of the terms of any existing series or class of stock in the Corporation, which would, in the reasonable opinion of the holder, adversely affect any of the preferences, limitations or relative rights of the Series C-1 Preferred Stock.

6. Certain Adjustments.

6.1 Stock Dividends and Stock Splits. If the Corporation, at any time while the Series C-1 Preferred Stock is outstanding: (A) shall pay a stock dividend or otherwise make a distribution or distributions on shares of its Common Stock or any other equity or equity equivalent securities payable in shares of Common Stock (which, for avoidance of doubt, shall not include any shares of Common Stock issued by the Corporation pursuant to the Series C-1 Preferred Stock), (B) subdivide outstanding shares of Common Stock into a larger number of shares, (C) combine (including by way of reverse stock split) outstanding shares of Common Stock into a smaller number of shares, or (D) issue by reclassification of shares of the Common Stock any shares of capital stock of the Corporation, the Conversion Rate in effect immediately prior to any such event shall be proportionately adjusted, and each share of Series C-1 Preferred Stock shall receive such consideration as if such number of shares of Series C-1 Preferred Stock had been, immediately prior to such foregoing dividend, distribution, subdivision, combination or reclassification, the holder of the number of shares of Common Stock into which it could convert at such time. Any adjustment made pursuant to this Section shall become effective immediately upon the record date for the determination of stockholders entitled to receive such dividend or distribution and shall become effective immediately upon the effective date in the case of a subdivision, combination or re-classification.

IN WITNESS WHEREOF, the undersigned has executed this Certificate this 29th day of June 2021.

By:	/S/ Larry Wert
Name:	Larry Wert
Title:	Chief Executive Officer

4